Filed by Stellent, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Optika Inc.
Commission File No.: 0-28672

Dear Stellent Customers,

I’m pleased to announce that Stellent has signed a definitive merger agreement to acquire all outstanding shares of Optika, a leading provider of document imaging and business process management software. The result of this merger will be a powerful combined entity with expanded product breadth, a larger customer and user community and increased financial strength.

Stellent customers will now be able to access the most comprehensive content management capabilities available—including document imaging, document management, Web content management, collaboration, digital asset management, and records management—all from one company. Additionally, Optika’s sophisticated business process management (BPM) engine and tight integrations to ERP vendors like PeopleSoft/J.D. Edwards, Oracle, and Microsoft Business Solutions, will make your Stellent implementations even more flexible and powerful.

With respect to our financial position, we expect the merger with Optika to only enhance Stellent’s already strong position. The combined company will have an immediate annual revenue run rate of approximately $100 million and a cash and marketable securities position of approximately $70 million.

Optika and Stellent share a strong commitment to building powerful business solutions focused on ease-of-use, rapid deployment, high ROI and low total cost of ownership. I’m tremendously excited about this event and about the new opportunities Stellent plans to present to you throughout this new year.

For more information, please see the related press release, which can be found on Stellent’s Web site at http://www.stellent.com/intradoc-cgi/nph-idc_cgi.exe?IdcService=GET_DYNAMIC_CONV ERSION&RevisionSelectionMethod=LatestReleased&dDocName=p31027637.

Sincerely,

Robert Olson
President and CEO, Stellent

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Any forward-looking statements, including statements regarding the effect of the merger on the future operating results of Stellent and the expected closing of the merger, in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties including, without limitation, risks that the transaction will not be consummated or that Optika’s businesses will not be integrated successfully with Stellent’s businesses, risks of intellectual property litigation, risks in technology development and commercialization, risks in product development and market acceptance of and demand for the Company’s products, risks of downturns in economic conditions generally and in the Web content management tools and intranet information management markets specifically, risks associated with competition and competitive pricing pressures, risks associated with foreign sales and higher customer concentration and other risks detailed in the Company’s filings with the Securities and Exchange Commission.

ADDITIONAL INFORMATION

Stellent intends to file a registration statement on Form S-4 in connection with the transaction, and Stellent and Optika intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction. Investors and security holders of Stellent and Optika are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about the companies and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from either of the companies.

In addition to the registration statement and the joint proxy statement/prospectus, each company files annual, quarterly, and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements, and other information at the SEC’s public reference room located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. These SEC filings are also available for free at the SEC’s web site at www.sec.gov. A free copy of these filings may also be obtained from either company.

INFORMATION CONCERNING PARTICIPANTS

Each of the companies and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective shareholders in favor of the transaction. Information about the directors and executive officers of Stellent may be found in Stellent’s definitive proxy statement for its 2002 annual meeting of shareholders and in Stellent’s annual report on Form 10-K for the fiscal year ended March 31, 2003. Information about the directors and executive officers of Optika may be found in Optika’s definitive proxy statement of its 2003 annual meeting of shareholders and in Optika’s annual report on Form 10-K for the fiscal year ended December 31, 2002. In addition, information regarding the interests of Optika’s officers and directors in the transaction will be included in the joint proxy statement/prospectus.

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